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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              (Amendment No. 2         ) *
                                             ----------

                          Cubist Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    229678107
                  --------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /X/         Rule 13d-1 (b)

            / /         Rule 13d-1(c)

            / /         Rule 13d-1(d)

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

            Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 3 pages

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CUSIP No.          229678107


         1.  Names of Reporting Persons.                        PHILIP GREER

             I.R.S. Identification Nos. of above persons
             (entities only).


         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) / /

             (b) /X/


         3.  SEC Use Only


         4. Citizenship or Place of Organization NEW YORK


Number of             5.  Sole Voting Power
Shares Bene-
ficially owned        6.  Shared Voting Power           792,306
by Each
Reporting             7.  Sole Dispositive Power
Person With:
                      8.  Shared Dispositive Power      792,306


         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

        10.  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)                         /X/

        11.  Percent of Class Represented by Amount in Row (11)        4.7%

        12.  Type of Reporting Person (See Instructions)

BD, IA


                                Page 2 of 3 pages
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Item 5.  Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Instruction: Dissolution of a group requires a response to this item.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above as being held or owned beneficially by Philip Greer were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 10, 1999

                                           ------------------------------------
                                                          Date

                                                  /s/ Richard S. Pollack
                                           ------------------------------------
                                                       Signature

                                           Richard S. Pollack, General Counsel
                                           ------------------------------------
                                                       Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)



                                Page 3 of 3 pages


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                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this February 10, 1999 by Philip Greer.

                                                     /s/ Philip Greer
                                                     ---------------------------
                                                     Philip Greer

STATE OF NEW YORK  )
COUNTY OF NEW YORK )

                                                     ---------------------------
                                                     Notary Public


                                                     /s/ Michael E. Singer
                                                     ---------------------------
                                                     Notary Public

                                                    [Seal of Notary Public]
                                                      MICHAEL E. SINGER
                                                Notary Public, State of New York
                                                        No. 0281???3204
                                                    Qualified in New York County
                                                  Commission Expires May 8, 1999